EXHIBIT 21.1

SUBSIDIARIES OF NETLIST, INC.

The following is a list of wholly owned subsidiaries of Netlist, Inc. as of the end of the year covered by this report:

Entity Name	Jurisdiction of Organization
Netlist Electronics (Suzhou) Co., Ltd	People’s Republic of China
Netlist HK Limited	Hong Kong
Netlist Luxembourg S.a r.l.	Luxembourg